June 13, 2017

VIA EDGAR

Sumeera Younis

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Credit Income Fund (formerly FS Diversified Income Fund) (File No. 811-23221)
Registration Statement on Form N-2 (File No. 333-215074)

Dear Ms. Younis:

On behalf of FS Credit Income Fund (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in that certain letter dated January 12, 2017 regarding the Company’s Registration Statement on Form N-2 (File No. 333-215074) (the “Registration Statement”) and the prospectus (“Prospectus”) and statement of additional information (“Statement of Additional Information”) included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response thereto. All page references are to page numbers in the Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the Registration Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the Registration Statement, filed by the Company on June 13, 2017 (the “Revised Registration Statement”).

Cover Page

1. The Fund is a non-diversified fund; however its name is “FS Diversified Income Fund.” Please consider re-naming the Fund or explain to the staff in correspondence how the name is not misleading.

The Company accepts the Commission’s comment and has changed its name to be “FS Credit Income Fund”.

2. Under the heading “Securities Offered,” the disclosure states, “the Fund intends to conduct a private placement of Class I Shares to certain members of the Fund’s board of trustees and other individuals and entities affiliated with FS Investments.” Please disclose the price these individuals will pay for these shares. In addition, if the price is other than NAV, please supplementally explain the basis for the price.

The Company’s accepts the Staff’s comment and has added the following underlined sentence to the cover page noting the private placement for the Class I Share will be conducted at $12.50 per common share, the initial public offering price of Class I Shares of the Company:

“Class I Shares sold in the private placement will be sold at a price of $12.50 per Share, the initial public offering price per Class I Share of the Fund.”

Sumeera Younis

June 13, 2017

Further, the Company supplementally confirms the $12.50 per share price for the Class I Shares will be the NAV per Share of the Company, as the Company will issue the Shares sold in its private placement on or prior to the commencement of investment operations of the Company.

Portfolio Companies

Summary of Terms (pgs. 1-3)

3. Investment Opportunities and Strategies:

(a) The disclosure mentions emerging market investments. If the Fund intends to invest in non-US securities generally as a principal strategy, please consider disclosing this strategy in the summary section.

(b) The disclosure states that the Fund may invest in “any other asset or instrument having a similar target return profile.” Please describe the Fund’s “target return profile.” Please confirm that all types of securities in which the Fund intends to invest principally are described in the Prospectus.

(a) The Company accepts the Staff’s comment and has revised its disclosure within the Investment Opportunities and Strategies summary item to include the following underlined language: “The Fund may purchase debt and equity securities of non-U.S. governments and corporate entities domiciled outside of the U.S., including emerging market issuers.”

(b) In response to the Staff’s comment, the Company has removed references to “target return profile” in the Revised Registration Statement.

4. Expense Limitation Agreement:

(a) The disclosure states, “In consideration of FS Diversified Income Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay FS Diversified Income Advisor in the amount of any Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for expenses will be made only if payable not more than three years from the end of the fiscal quarter in which they were incurred; and (2) the reimbursement may not be made if it would cause the Fund’s then current expense limitation, if any, and the expense limitation that was in effect at the time when FS Diversified Income Advisor waived or reimbursed the ordinary operating expenses that are the subject of the repayment, to be exceeded.”

(i) Please note that with regards to expense recoupment, our staff position is that any such recoupment should occur no more than three years from the specific date that the expenses were paid by the advisor. Please confirm that any recoupment of previously-waived expenses will not occur more than three years from the specific date that the expenses were paid by the advisor.

(ii) Instead of disclosing that the Fund will “repay FS Diversified Income Advisor in the amount of any Fund expenses paid or absorbed,” please consider using the term “waived” instead of “absorbed”. Also, please consider referring to the recoupment as such, and not as a reimbursement so as not to confuse it with expense reimbursements which are typically arrangements that reduce expenses.

Sumeera Younis

June 13, 2017

(i) The Company confirms that the expense limitation agreement will limit the recoupment of expenses to a rolling three-year period.

(ii) The Company accepts the Staff’s comment and has made both requested changes throughout the Revised Registration Statement.

Summary of Fees and Expenses (pg. 9)

5. Please confirm for us that there are no fees or charges associated with the distribution reinvestment plan that are required to be disclosed in the fee table.

The Company confirms there are no fees or charges associated with participating in the distribution reinvestment plan that are required to be disclosed the fee table.

6. Since the Fund invests in other investment companies, please confirm that acquired fund fees and expenses greater than 0.01% are included under Annual Fund Operating Expenses.

The Company respectfully submits that it does not currently expect that acquired fund fees and expenses will exceed 0.01% and as such, has not included acquired fund fees and expenses in the Annual Fund Expenses data. The Company confirms that if acquired fund fees and expenses exceed 0.01% it will include acquired fund fees & expenses as a line item under Annual Fund Expenses.

The Fund (pg. 15)

7. The disclosure states, “The Fund was organized as a Delaware statutory trust on October 27, 2016 and has a limited operating history. The Fund is expected to commence investment operations no later than its initial regular daily closing.”:

(a) Revise the disclosure to state the Fund has no operating history.

(b) Please clarify when the Fund expects to commence investment operations by stating when the Fund expects to hold its initial regular daily closing.

(a) The Company has revised such sentence by adding the following underlined language and removing the stricken language: “The Fund was organized as a Delaware statutory trust on October 27, 2016 and has no operating history.”

(b) The Company respectfully declines to specify when it expects to hold its initial daily closing. The date of the initial daily closing is subject to, among other things, current market conditions, the completion of the private placement of Class I Shares, and the effectiveness of the Registration Statement with the Commission.

Use of Proceeds (pg. 19)

8. The disclosure states, “The net proceeds of this Offering, after payment of the sales load, will be invested in accordance with the Fund’s investment objective and policies (as stated below) as soon as practicable after receipt.” If the Fund expects that it will take longer than three months from receipt of proceeds to invest the Fund’s assets, please disclose the reasons for the expected delay. See Guide 1 to Form N-2 and Item 7.2.

Sumeera Younis

June 13, 2017

The Company submits that it expects to invest net proceeds from the Offering in accordance with its investment objective and policies no later than three months from the receipt of proceeds.

Investment Objective, Opportunities and Strategies (pgs. 20-23)

9. General Investment Strategy:

(a) Please explain or clarify “proprietary origination.”

(b) Please clarify the selection process for selecting new credit asset classes for the portfolio by describing how often new asset classes will be selected and what will specifically trigger a new selection process.

(c) When discussing investing in emerging markets, please disclose the method the Fund uses for determining if a country is an emerging market.

(d) Disclose if the Fund intends to invest more than 25% of net assets in the sovereign debt of a single foreign country and if so, please also modify the concentration policy accordingly.

(a) The Company has revised such sentence by adding the following underlined language and removing the stricken language: “The Fund expects to access these markets through a combination of primary and secondary markets, as well as selectively relying on investments sourced directly by the Advisors.”

(b) The evaluation of new credit asset classes for the Company’s portfolio will be an ad hoc process driven by, among other factors, developments of new credit market securities/instruments and broader credit market conditions. In evaluating new asset classes, the Company will consider, among other things, the return profile of the new asset class versus income-producing debt investments, the risks associated with the asset class (both the risks of the underlying investments and the asset class generally) and the liquidity of the investments.

(c) The Company respectfully submits that, as described in the section entitled “Emerging Markets Risk,” the Company identifies what it considers to be emerging markets as follows: “‘Emerging market’ countries generally include all countries other than “Developed” countries as determined by MSCI classifications.

(d) The Company respectfully submits that it does not intend to invest more than 25% of its net assets in the sovereign debt of a single foreign country.

10. Opportunistic, Flexible, Untethered Credit Investment Strategy:

(a) Please rewrite the first sentence in this section in plain English.

(b) Please disclose if the Fund will be concentrated in any particular industry sector.

(c) The disclosure here states that “most of the Fund’s investments will be rated below investment grade.” In the Summary of Terms, please consider stating that most investments will be below investment grade under Investment Opportunities and Strategies and include an appropriate summary risk factor.

Sumeera Younis

June 13, 2017

(d) Please explain what it means to be “untethered to benchmark specific guidelines” in plain English.

(a) The Company accepts the Staff’s comment and has rephrased the title of the referenced section and the first sentence thereof to read as follows: “Benchmark agnostic and enhanced flexibility to generate returns: The Fund intends to employ an opportunistic and flexible global credit investment strategy based on absolute and relative value considerations that is untethered to benchmark-specific guidelines.”

(b) The Company respectfully submits that it does not intend to concentrate in any particular industry sector.

(c) The Company has updated the disclosure in the Revised Registration Statement indicate that it anticipates that “most” of its investments will be below investment grade or would be below investment grade if they were rated and included the corresponding change to the summary risk factors.

(d) The Company respectfully submits that the phrase “untethered to benchmark specific guidelines” means that the Fund has the latitude to successfully capture returns across less efficient sectors of the market without the constraints of managing to a specific benchmark. The Company has added disclosure to this effect in the Revised Registration Statement.

11. Relative Value Focus:

(a) Please clarify what “and share” means.

The Company has deleted references to Relative Value Focus in the Revised Registration Statement.

12. Active Monitoring and Investing, with Bottom-Up and To-Down Credit Analysis by Deep and Experienced Team:

(a) Please rewrite the first sentence in this section in plain English.

(b) Please define bottom-up and top-down.

(a) The Company has replaced the paragraph with revised disclosure that describes the Advisors’ approach to security selection.

(b) The Company has deleted references to “bottom-up” and “top-down” in the Revised Registration Statement in connection with adding revised disclosure that describes the Advisors’ approach to security selection.

13. Portfolio Composition: Syndicated Loans:

(a) Please consider including a brief description of a Syndicated Loan.

(b) We note that this is the only section that uses the term Syndicated Loan; other portions of the Prospectus, specifically the risk factor section, refer to Senior Loans. If the Fund is using Syndicated Loan and Senior Loan interchangeably, please consider clarifying that in the disclosure. If not, consider whether there are additional risks that should be disclosed that are specific to Syndicated Loans.

Sumeera Younis

June 13, 2017

(a) & (b) The Company accepts the Staff’s comments and has added the following sentence to the description of syndicated corporate loans on page 21: “A syndicated loan is a loan offered to a borrower by a group, or syndicate, of lenders. Syndicated loans (also called senior loans) generally are in the form of term loans and/or revolving credit lines.”

14. Other Types of Investments:

(a) Please disclose which specific derivatives the Fund will be using and what the specific purpose of using each derivative is.

Disclosure for any principal investment related to derivatives should be tailored specifically to how a Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See generally Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

(a) The Company respectfully declines to identify the specific derivatives the Company will be using, as the Company has not identified any derivatives in which it intends to invest. The Company agrees that if it identifies any derivatives in which it intends to invest, it will disclose the derivatives it intends to use and the specific purpose of using each derivative.

15. Double Approval:

(a)	Please consider combining the disclosure under “Double Approval” and “FS Diversified Income Advisor’s Approval” since the double approval process appears to include approval by FS Diversified Income Advisor.

The Company has deleted references to double approval in connection with its rephrasing of the Investment Process in the Revised Registration Statement.

Types of Investments and Related Risks (pg. 29)

16. Anti-Takeover Risk:

(a) The disclosure refers to certain anti-takeover provisions that could inhibit a change of control. Please consider whether additional disclosure is necessary under Item 10.1.f.

The Company accepts the Staff’s comment and has revised such risk factor by adding the following underlined language.

Anti-Takeover Risk. The Fund’s declaration of trust and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire it or from attempting to change the composition of the Board. The Trustees are elected for indefinite terms and do not stand for reelection. Under the Fund’s declaration of trust, the Fund is not required to hold annual meetings of Shareholders. The Fund’s declaration of trust provides that any Trustee may be removed (provided that after the removal the aggregate number of Trustees is not

Sumeera Younis

June 13, 2017

less than the minimum required by the declaration of trust) (i) with or without cause, at any meeting of Shareholders by a vote of 75% of the outstanding Shares or (ii) with or without cause, by at least two-thirds (66 2/3%) of the remaining Trustees. Subject to the limitations of the 1940 Act, the Board may, without Shareholder action, authorize the issuance of Shares in one or more classes or series, including preferred shares; and the Board may, without Shareholder action, amend the Fund’s declaration of trust. These anti-takeover provisions may inhibit a change of control in circumstances that could give Shareholders the opportunity to realize a premium over the value of the Shares.

Organization and Offering Costs (pg. 94)

17. Please explain supplementally how the Fund intends to account for any organization and offering costs incurred.

The Company respectfully submits that it will not charge any amounts to organization and offering costs until such time as the Company has raised $50 million in gross proceeds from the Offering. From and after this date, the Company intends to defer and amortize such costs as an expense in an amount up to 0.50% of gross proceeds raised (in excess of $50 million) over twelve months as the Company raises proceeds in its continuous public offering. Upon closing of the Company’s continuous public offering of any share class, all deferred offering costs related to such share class that have not been amortized will be expensed at such time. Organization and offering costs that exceed 0.50% of gross proceeds (in excess of $50 million) are not borne by the Company and therefore do not impact the financial statements of the Company.

Statement of Additional Information

Investment Objective, Policies and Risks (pg. B-1)

18. Bank Loans and Participations:

(a) Please disclose that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

(b) Please explain supplementally whether you have considered adding these risks as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain to us the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

(a) The Company accepts the Staff’s comment and has added the following sentence to the end of the first paragraph of such section: “Bank loans and participations may not be deemed to be “securities” under the federal securities laws of the United States and therefore may not be subject to the protections included in such laws.”

(b) The Company has considered if bank loans not being securities are principal risks of investing in the Company and respectfully declines to add additional risks related to such bank loans. Syndicated loans are negotiated to include covenant packages that generally provide protections similar to and in some instances stronger than the federal securities laws.

Sumeera Younis

June 13, 2017

Investment Restrictions (pg. B-18)

19. The reference to Item (2) is a reference to a concentration policy, but number (2) relates to underwriting securities. Please revise for accuracy/consistency. Likewise the reference to the “fundamental policy relating to underwriting set forth in (3) above” should be modified.

The Company accepts the Staff’s comment and has revised the disclosure accordingly.

* * * * * * *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) such Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-495-1150.

Sincerely,

/s/ Michael C. Forman
Michael C. Forman

Cc: Stephen Sypherd
Neal Heble
FS Credit Income Fund